U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 001-33933

(Check One):

☒	Form 10-K	☐ Form 11-K	☐ Form 20-F
☐	Form 10-Q	☐ Form N-SAR

For Period Ended: December 31, 2012

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ________________________________

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full Name of Registrant	Explore Anywhere Holding Corp.

Former Name if Applicable

Address of Principal Executive
Offices (Street and Number)	1 Tara Boulevard, Suite 200, Nashua, NH
City, State and Zip Code	Nashua, NH 03062

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box):

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or From N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The annual report of Explore Anywhere Holding Corp. (the “Company”) on Form 10-K for the fiscal year ended December 31, 2012 (the “Form 10-K”) could not be filed within the prescribed time period due to the fact that the Company was unable to compile certain information relating to sales without unreasonable expense or effort. As a result, the Company could not solicit and obtain the necessary review and approvals of the Form 10-K and signature thereto in a timely fashion prior to the due date of the report.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Justin Frere	877	539-5644
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal quarter will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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Explore Anywhere Holding Corp.
(Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date April 1, 2013	By:	/s/ Justin Frere
Justin Frere, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

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